PRELIMINARY PROXY STATEMENT

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 1999
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                            SCHEDULE 14A INFORMATION
                Proxy Statement Pursuant To Section 14(A) of the
                         Securities Exchange Act Of 1934.


Filed by the Registrant [__]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
  [_]Preliminary Proxy Statement       [_]Confidential, For Use of the
                                       Commission Only (as permitted by Rule
                                       14a-6(e)(2))
  [_] Definitive Proxy Statement
  [_] Definitive Additional Materials
  [X] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                               WEIS MARKETS, INC.
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                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                  JANET C. WEIS
                                SUSAN WEIS MINDEL
                                 JOEL S. MINDEL
                                NANCY WEIS WENDER
                              ELLEN WEIS GOLDSTEIN
                               JOSEPH I. GOLDSTEIN
                                SIDNEY APFELBAUM
                              MICHAEL M. APFELBAUM
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    (NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER THAN THE REGISTRANT)

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   1) Title of each class of securities to which transaction applies:

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   2) Aggregate number of securities to which transaction applies:

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      to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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      paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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      4)    Date Filed:

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                                  PRESS RELEASE
                             ISSUED DECEMBER 8, 1999

                       WEIS MARKETS SHAREHOLDERS COMMITTEE

                       WEIS MARKETS SHAREHOLDERS COMMITTEE
                  RENEWS CALL FOR SPECIAL SHAREHOLDERS MEETING


News Release

For Immediate Release                        Contact: David W. Schuster
                                                      The Torrenzano Group
                                                      (212) 681-1700 ext.103


SUNBURY, PA--December 8--The Weis Markets Shareholders Committee, comprised of various members of the Weis family and related trusts and foundations holding approximately 41% of the outstanding shares of Weis Markets (NYSE: WMK), today strongly renewed its call on the Company to set a record date for and give notice of a special meeting of shareholders of Weis Markets to consider the Committee's proposal to reconstitute the membership of the Board of Directors and commence a process to evaluate all options for maximizing shareholder value.

Janet Weis and Sidney Apfelbaum stated on behalf of the committee: "We are disappointed that the Board of Directors of Weis Markets has ignored repeated requests to commence a fair and open process in which all principal shareholder constituencies would come together to evaluate the best strategic options available to maximize value for the benefit of all shareholders.

"We trust that the Board will abide by its clear obligations under the Company's by-laws and promptly convene a special meeting of shareholders, to be held no later than February 7, so all shareholders can have a voice in determining their financial future. We remain open to all options that deliver full and fair value to all shareholders of the Company, and believe that any consideration of such options must start with a fair and informed evaluation of the potential for strategic merger combinations involving Weis Markets.

"We are confident that the voice of the majority of the Weis Markets shareholder base will be heard and that a just process can be started that will serve their interests. We remain committed to a process that provides appropriate protections of the interests of Weis Markets' employees and communities."

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They concluded, "The `dissident' group, as the Company has chosen to refer to us, remains united in its cause. We look forward to a fair and open referendum on our platform and a constructive dialogue among all shareholders as we work together to serve the best interests of all Weis Markets constituencies. The company's attempts to cast us as a select few pursuing our own individual interest are disingenuous. We will continue to actively pursue efforts to serve all shareholders and enhance value for all."

Weis Markets, Inc. is based in Sunbury, Pennsylvania and operates approximately 164 stores in six states: Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia. The company was founded in 1912 by brothers Harry Weis and Sigmund Weis. Weis Markets conducted its initial public offering in 1965. Sigmund Weis's son, the late Sigfried Weis, was a member of the company's Board of Directors from 1947 until 1995, became President of the Company in 1961 and was Janet Weis's husband.

The Shareholders Committee is comprised of Janet C. Weis and descendants of Janet and Sigfried Weis and their families, a family partnership and the trustees of family trusts and foundations, including Michael M. Apfelbaum and Joseph I. Goldstein, who also serve as directors of Weis Markets.

                         Certain Additional Information

Members of the Shareholders Committee have filed a preliminary proxy statement with the Securities and Exchange Commission related to a proposed solicitation of shareholder proxies at the special meeting of shareholders of the company. The preliminary proxy statement contains important information, including additional information about the views and members of the Shareholders Committee as well as the individuals the Shareholders Committee intends to nominate to be elected to the company's board of directors. You should read the preliminary proxy statement in its entirety. It can be obtained free of charge at the Securities and Exchange Commission's web site (www.sec.gov) or by requesting a copy from MacKenzie Partners, Inc., (212) 929-5500 (call collect) or (800) 322-2888 (toll-free).

The participants in the proposed solicitation of proxies are Janet C. Weis and certain members of her family, Sidney Apfelbaum (on behalf of the Charles B. Degenstein Foundation), Michael M. Apfelbaum, John S. Furst and Jeffrey E. Perelman. In the aggregate, the members of the Shareholders' Committee beneficially own 17,090,626 shares of common stock, or 41% of such shares outstanding (based on information provided by Weis Markets, Inc. in its Quarterly Report on Form 10-Q for the quarter ended September 25, 1999).

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In connection with Salomon Smith Barney's engagement as financial advisor to the
Shareholders' Committee, the Committee anticipates that with respect to the proposed solicitation certain employees of Salomon Smith Barney may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders for the purpose of assisting in such proposed solicitation. Salomon Smith Barney will not receive any fee for, or in connection with, such solicitation activities, apart from the fees to which they are otherwise entitled under the terms of their engagement.

In the ordinary course of its business, Salomon Smith Barney maintains customary arrangements and may affect transactions in the securities of Weis Markets, Inc. for the accounts of its customers. As of November 29, 1999, Salomon Smith Barney did not beneficially own any shares of Weis Markets, Inc. common stock and held of record 365,667 such shares for customer accounts.